CONSENT OF EXPERT

December 29, 2025

Integra Resources Corp.

United States Securities and Exchange Commission

Ladies and Gentlemen:

Re: Integra Resources Corp.

We, Forte Dynamics, LLC, part of SLR Consulting Limited, do hereby consent to:

(1) the inclusion in this Current Report on Form 6-K of Integra Resources Corp. (the "Company") of the written disclosure in the Company's Material Change Report dated December 29, 2025 (the "MCR"), being filed with the United States Securities and Exchange Commission (the "SEC"); and

(2) the filing of this consent under cover of Form 6-K with the SEC and of the incorporation by reference of this consent and the MCR into, and the use of my name in, the Company's Registration Statement on Form F-10 (File No. 333-276530), and any amendments thereto, filed with the SEC.

By:	/s/ "Barry Carlson"
Forte Dynamics, LLC, part of SLR Consulting Limited
Name: Barry Carlson
Title: President/Manager